SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Datawatch Corporation

(Name of Subject Company)

Datawatch Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

237917208

(CUSIP Number of Class of Securities)

Michael Morrison

Chief Executive Officer

4 Crosby Drive

Bedford, MA 01730

(978) 441-2200

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of the persons filing statement)

Copy to:

Robert V. Jahrling, Esq.

Choate Hall & Stewart LLP

Two International Place

Boston, MA 02110

Tel: (617) 248-5000

Fax: (617) 248-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Datawatch Corporation, a Delaware corporation (“Datawatch”), with the Securities and Exchange Commission (the “SEC”) on November 14, 2018, relating to the tender offer by Dallas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Altair Engineering Inc., a Delaware corporation (“Altair”), to purchase all of the outstanding shares of Datawatch’s Common Stock (the “Shares”) at a purchase price of $13.10 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below after the last paragraph in the subsection titled “Antitrust clearance”:

“The request for early termination of the waiting period was granted effective 9:54 a.m., Boston time, on November 27, 2018. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. Except as set forth in this Schedule 14D-9, the Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has been terminated, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC or Antitrust Division believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC or Antitrust Division has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Altair, Datawatch or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal or state antitrust laws. While Datawatch believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below after the paragraph in the subsection titled “Certain Litigation”:

“On November 26, 2018, a putative class action lawsuit was filed against Datawatch and the members of the Datawatch Board (other than Mr. Mahony) in the United States District Court for the Southern District of New York, captioned Robert Stier v. Datawatch Corporation, et al. (C.A. No. 1:18-cv-11013) (the “November 26 Complaint”). The November 26 Complaint alleges, among other things, that Datawatch and certain members of the Datawatch Board violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the proposed transactions with Altair. The November 26 Complaint also alleges that certain members of the Datawatch Board violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The November 26 Complaint seeks, among other things, an injunction against the consummation of the proposed transactions with Altair, rescission or an award of rescissionary damages in the event such transactions are consummated, and an award of costs for the actions, including reasonable attorneys’ and experts’ fees. Datawatch believes that the allegations and claims asserted in the November 26 Complaint are without merit and intends to vigorously defend against the action. A negative outcome in the action could adversely affect Datawatch if it results in preliminary or permanent injunctive relief.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2018	Datawatch Corporation

By: /s/ Michael Morrison
Name: Michael Morrison
Title: Chief Executive Officer